Exhibit 99.2

Ayr Wellness Inc.

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2024 AND 2023

(EXPRESSED IN UNITED STATES DOLLARS)

Ayr Wellness Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the Three and Six Months Ended June 30, 2024 and 2023

(Expressed in United States Dollars, in thousands, except where stated otherwise)

Introduction

The following management’s discussion and analysis (“MD&A”) of the financial condition and results of the operations of Ayr Wellness Inc. (“Ayr”, “the Company”, “we”, “our” or “us”) constitutes management’s review of the factors that affected the Company’s financial and operating performance for the three and six months ended June 30, 2024 and 2023. This discussion should be read in conjunction with the unaudited interim condensed consolidated financial statements for the three and six months ended June 30, 2024 and 2023 (the “interim financial statements”). Results are reported in United States dollars, unless otherwise noted. In the opinion of management, all adjustments (which consist only of normal recurring adjustments) considered necessary for a fair presentation have been included. The interim financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and the financial information contained herein is derived from the interim financial statements. Further information about the Company and its operations can be obtained on ir.ayrwellness.com, sec.gov/edgar, and www.sedarplus.ca. The information contained on such websites is not a part of, nor is it incorporated by reference into, this MD&A.

The effective date of this MD&A is August 7, 2024.

Overview of the Company

Ayr Wellness Inc. is a United States (“U.S.”) multi-state cannabis business operating as a retailer and consumer packaged goods company. Founded in 2019 and headquartered in Miami, Florida, the Company is focused on delivering quality cannabis products and strong customer experience throughout its footprint. As of June 30, 2024, the Company employed approximately 2,500 personnel. The Company, through its subsidiaries and affiliates, holds, operates, and manages licenses and permits in the States of Florida, Massachusetts, Nevada, New Jersey, Ohio, Pennsylvania, Illinois, and Connecticut.

The Company owns and operates a chain of cannabis retail stores under brand names including AYR Cannabis Dispensary and The Dispensary. Ayr owns stores under other names, primarily where stores acquired still retain their pre-acquisition branding, though the Company intends to unify its retail footprint under the AYR retail brand name over time. The revenue of Ayr’s retail stores derives primarily from the sale of cannabis products, with an immaterial portion of income resulting from the sale of other merchandise (such as cannabis accessories). As of June 30, 2024, Ayr operated 92 retail stores, located across Ayr’s portfolio.

The Company’s strategy is to vertically integrate through the consolidation of cultivating, producing, distributing, and dispensing cannabis brands and products at scale. The Company’s current portfolio of consumer-packaged goods brands includes kynd, HAZE, Later Days, and Levia, and in select markets Origyn Extracts, STiX Preroll Co., Secret Orchard, Wicked, CannaPunch and Entourage, among others. The Company distributes and markets its products to Ayr-owned retail stores and to third-party licensed retail cannabis stores throughout Ayr’s operating footprint.

The Company does not currently accept payments for products or services online.

Ayr Wellness Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the Three and Six Months Ended June 30, 2024 and 2023

(Expressed in United States Dollars, in thousands, except where stated otherwise)

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this MD&A are forward-looking statements and contain forward-looking information within the meaning of applicable securities laws, including, but not limited to, those statements relating to the Company and its financial capacity and availability of capital and other statements that are not historical facts. These statements are based upon certain material factors, assumptions, and analyses that were applied in drawing a conclusion or making a forecast or projection, including experience of the Company, as applicable, and perception of historical trends, current conditions, and expected future developments, as well as other factors that are believed to be reasonable in the circumstances. Forward-looking statements are provided for the purpose of presenting information about management’s current expectations and plans relating to the future, and readers are cautioned that such statements may not be appropriate for other purposes. These statements may include, without limitation, statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies, and outlook of the Company. Forward-looking statements are often identified by the words “pro forma”, “may”, “would”, “could”, “should”, “will”, “assume”, “intends”, “plans”, “anticipate”, “believes”, “estimates”, “projects”, “expects”, “targets”, “continue”, “forecasts”, “seeks”, “likely”, “design”, “goal” or negative versions thereof and other similar expressions.

By their nature, forward-looking statements are subject to inherent risks and uncertainties that may be general or specific and which give rise to the possibility that expectations, forecasts, predictions, projections, or conclusions will not prove to be accurate, that assumptions may not be correct, and that objectives, strategic goals and priorities will not be achieved. A variety of material factors, many of which are beyond the parties’ control, could affect operations, business, financial condition, performance, and results of the parties that may be expressed or implied by such forward-looking statements and could cause actual results to differ materially from current expectations of estimated or anticipated events or results. These factors include, but are not limited to, the following:

•	laws and regulations and any amendments thereto applicable to our business and the impact thereof, including uncertainty regarding the application of U.S. state and federal law to U.S. cannabis products and the scope of any regulations by the U.S. Food and Drug Administration, the U.S. Drug Enforcement Administration, the U.S. Federal Trade Commission, the U.S. Patent and Trademark Office, the U.S. Department of Agriculture and any state equivalent regulatory agencies over U.S. cannabis products;

•	climate change impacting economic factors such as prices and supply chain disruption, as well as governmental response through laws or regulations regarding greenhouse gas emissions;

•	assumptions and expectations described in the Company’s critical accounting policies and estimates;

•	changes in U.S. GAAP or their interpretation and the adoption and impact of certain accounting pronouncements;

•	the number of users of cannabis or the size of the regulated cannabis market in the U.S.;

•	risks related to litigation and regulatory proceedings;

•	the potential time frame for the implementation of legislation to legalize and regulate medical or adult-use cannabis (and the consumer products derived from each of the foregoing) in various states of the U.S., and the potential form the legislation and regulations will take;

•	the effect of unfavorable tax treatment for cannabis businesses;

•	the effect of taxation on our business in the U.S. and Canada;

•	the higher risk of IRS audit;

•	the Company’s future financial and operating performance and anticipated profitability;

•	future performance, results and terms of strategic initiatives, strategic agreements, and supply agreements;

•	the market for the Company’s current and proposed products and services, as well as the Company’s ability to capture market share;

•	the benefits and applications of the Company’s products and services and expected sales thereof;

Ayr Wellness Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the Three and Six Months Ended June 30, 2024 and 2023

(Expressed in United States Dollars, in thousands, except where stated otherwise)

•	development of affiliated brands, product diversification and future corporate development;

•	anticipated investment in and results of research and development;

•	inventory and production capacity, including discussions of plans or potential for expansion of capacity at existing or new facilities;

•	future expenditures, strategic investments, and capital activities;

•	the competitive landscape in which the Company operates and the Company’s market expertise;

•	the Company’s ability to comply with its debt covenants;

•	the Company’s ability to secure further equity or debt financing, if required;

•	the Company’s ability to refinance its indebtedness and the terms of any such financing;

•	the risk of significant dilution from the issuances of equity, equity-linked contracts, or convertible debt securities;

•	the level of demand for cannabis products, including the Company’s product and third-party products sold by the Company;

•	the Company’s ability to mitigate risks relating to the cannabis industry, the larger economy such as inflation or fluctuations in interest rates, breaches of and unauthorized access to the Company’s systems and related cybersecurity risks, money laundering, litigation, and health pandemics;

•	the risks related to maintaining cash deposits in excess of federally insured limits;

•	the ability to gain appropriate regulatory approvals in the timeframe anticipated;

•	the application for additional licenses and the grant of licenses or renewals of existing licenses that have been applied for;

•	the rollout of new dispensaries, including the number of planned dispensaries to be opened in the future and the timing and location in respect of the same, and related forecasts;

•	the Company’s ability to hit anticipated development targets of cultivation and production projects;

•	the Company’s ability to mitigate the risk of contamination and other risks inherent in the agricultural sector;

•	the ability to successfully integrate and maintain employees from recent acquisitions;

•	risks related to the Company’s cash flows from operations;

•	the ability to develop the Company’s brands and meet growth objectives;

•	risks related to limited market data and difficulty to forecast results;

•	market volatility and the risks associated with selling of a substantial amount of our subordinate, restricted, and limited voting shares (“Equity Shares”);

•	the risk of natural hazards related to severe and extreme weather and climate events;

•	product liability claims related to the products the Company cultivates, produces, and sells;

•	the risk of significant pricing pressures which are often market specific and can be caused by an oversupply of cannabis in the market and may be transitory from period to period; and

•	other events or conditions that may occur in the future.

In making these statements, in addition to those described above and elsewhere herein, the parties have made assumptions with respect to expected cash provided by continuing operations, future capital expenditures, including the amount and nature thereof, trends and developments in the industry, business strategy and outlook, expansion and growth of business and operations, accounting policies, credit risks, anticipated acquisitions, opportunities available to or pursued by the parties, and other matters.

Ayr Wellness Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the Three and Six Months Ended June 30, 2024 and 2023

(Expressed in United States Dollars, in thousands, except where stated otherwise)

Management’s Definition and Reconciliation of Non-GAAP Measures

Management reports certain non-GAAP measures that are used to evaluate the performance of such businesses and the performance of their respective states, as well as to manage their capital structure. As non-GAAP measures generally do not have a standardized meaning, they may not be comparable to similar measures presented by other issuers. Securities regulations require such measures to be clearly defined and reconciled with their most directly comparable GAAP measure.

The Company references non-GAAP measures, including cannabis industry metrics, in this document and elsewhere. These are provided as additional information to complement those GAAP measures by providing further understanding of the results of the operations of the Company from management’s perspective. Accordingly, these measures should not be considered in isolation, nor as a substitute for analysis of the Company’s financial information reported under GAAP. Non-GAAP measures used to analyze the performance of the Company include “Adjusted EBITDA” and “Adjusted Gross Profit”.

The Company believes that these non-GAAP financial measures may be useful to investors because they allow for greater transparency with respect to key metrics used by management in its financial and operational decision-making. These financial measures are intended to highlight trends in the Company’s core businesses that may not otherwise be apparent when solely relying on the GAAP measures.

Adjusted EBITDA

“Adjusted EBITDA” represents (loss) income from continuing operations, as reported under GAAP, before interest and tax, adjusted to exclude non-core costs, other non-cash items, including depreciation and amortization and further adjusted to remove non-cash stock-based compensation, impairment expense, the incremental costs to acquire cannabis inventory in a business combination (when applicable; none of which was incurred for any of the periods presented), acquisition and transaction related costs, and start-up costs.

Adjusted Gross Profit

“Adjusted Gross Profit” represents gross profit, as reported under GAAP, adjusted to exclude the incremental costs to acquire cannabis inventory in a business combination (when applicable; none of which was incurred for any of the periods presented), interest, depreciation and amortization, start-up costs and other non-core costs.

Reconciliations are provided below.

Ayr Wellness Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the Three and Six Months Ended June 30, 2024 and 2023

(Expressed in United States Dollars, in thousands, except where stated otherwise)

Review of the Financial Results for the Three and Six Months Ended June 30, 2024 and 2023

Adjusted EBITDA Reconciliation for the Three and Six Months Ended June 30, 2024 and 2023

	Three Months Ended		Six Months Ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
	$	$	$	$
Loss from continuing operations (GAAP)	(7,671)	(4,551)	(9,638)	(26,174)

Interest (within cost of goods sold "COGS")	624	763	1,295	1,514
Depreciation and amortization (from statement of cash flows)	21,694	21,756	43,857	46,793
Acquisition and transaction costs	1,041	2,402	2,364	4,642
Stock-based compensation, non-cash	3,438	4,424	6,902	10,008
Start-up costs[1]	3,501	2,235	5,876	5,962
Other[2]	3,075	2,417	4,136	13,037
	33,373	33,997	64,430	81,956

Adjusted EBITDA from continuing operations (non-GAAP)	25,702	29,446	54,792	55,782

Notes:

1 Includes costs to prepare a location for its intended use, including facilities not yet operating at scale. Start-up costs are expensed as incurred and are not indicative of ongoing operations.

2 Other non-core costs including non-operating adjustments, severance costs and non-cash inventory write-downs.

Adjusted Gross Profit Reconciliation for the Three and Six Months Ended June 30, 2024 and 2023

	Three Months Ended		Six Months Ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
	$	$	$	$
Gross profit (GAAP)	47,159	56,647	97,821	104,929

Interest (within COGS)	624	763	1,295	1,514
Depreciation and amortization (within COGS)	9,684	9,889	19,773	19,313
Start-up costs (within COGS)	2,056	748	3,156	3,010
Other (within COGS)	1,226	1,013	1,319	5,577
Adjusted Gross Profit from continuing operations (non-GAAP)	60,749	69,060	123,364	134,343

Ayr Wellness Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the Three and Six Months Ended June 30, 2024 and 2023

(Expressed in United States Dollars, in thousands, except where stated otherwise)

Revenues, net of Discounts

Revenues, net of discounts for the three months ended June 30, 2024 and 2023, were $117,308 and $116,737, respectively, increasing $571 or 0.5%. Retail revenues decreased by $5,813 or approximately 5.6%, which was driven by a decrease in retail dollars for same-store sales of $8,962 or 8.6%, while the number of transactions has been roughly flat and partially offset by an increase of $3,137 from new store openings and acquisitions. Wholesale revenues grew by $6,384 or approximately 51.8%, primarily driven by a rapid increase in store openings in New Jersey, presenting increased wholesale opportunity and a modest increase in Ohio, Pennsylvania, Nevada and Massachusetts.

Revenues, net of discounts for the six months ended June 30, 2024 and 2023, were $235,348 and $234,402, respectively, increasing $946 or 0.4%. Retail revenues decreased by $9,321 or approximately 4.5%, which was driven by a decrease in retail dollars for same-store sales of $18,049 or 8.8%, while the number of transactions has been roughly flat and partially offset by an increase of $8,748 from new store openings and acquisitions. Wholesale revenues grew by $10,267 or approximately 38.6%, primarily driven by a rapid increase in store openings in New Jersey, presenting increased wholesale opportunity and a modest increase in Pennsylvania and Massachusetts and from our new cultivation facility coming online in the beginning of 2023 in Ohio.

Disaggregation of Revenue

	Three Months Ended		Six Months Ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
	$	$	$	$
Retail revenue	98,603	104,416	198,454	207,775
Wholesale revenue	18,705	12,321	36,894	26,627
Total revenue, net	117,308	116,737	235,348	234,402

Gross Profit

Gross profit for the three months ended June 30, 2024 and 2023, was $47,159 and $56,647, respectively, a decrease of $9,488 or 16.7%. Gross profit percentage for the three months ended June 30, 2024 and 2023 was 40.2% and 48.5%, respectively. Adjusted Gross Profit (non-GAAP) was 51.8% and 59.2%, respectively.

Gross profit for the six months ended June 30, 2024 and 2023, was $97,821 and $104,929, respectively, a decrease of $7,108 or 6.8%. Gross profit percentage for the six months ended June 30, 2024 and 2023 was 41.6% and 44.8%, respectively. Adjusted Gross Profit (non-GAAP) was 52.4% and 57.3%, respectively.

The decrease in Gross Profit pertains to price compression in retail across the majority of our footprint, with outsize impact from wholesale in New Jersey, due to the rapid increase in competition from new store growth. In addition, increased utilization and production in some of our newer facilities is largely not yet reflected in the cost basis.

Ayr Wellness Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the Three and Six Months Ended June 30, 2024 and 2023

(Expressed in United States Dollars, in thousands, except where stated otherwise)

Total Operating Expenses

Total operating expenses for the three months ended June 30, 2024 and 2023, were $54,830 and $61,198, respectively, decreasing $6,638 or 10.4%. Total operating expenses as a percent of revenue during the three months ended June 30, 2024 and 2023, were 46.7% and 52.4%, respectively. The decrease in total operating expenses was primarily attributable to lower payroll expenses, professional fees, acquisition and transaction costs and stock compensation.

Total operating expenses for the three months ended June 30, 2024 and 2023, were $107,459 and $131,103, respectively, decreasing $23,644 or 18.0%. Total operating expenses as a percent of revenue during the three months ended June 30, 2024 and 2023, were 45.7% and 55.9%, respectively. The decrease in total operating expenses was primarily attributable to lower payroll expenses, stock compensation, depreciation and amortization and acquisition and transaction costs.

Total Other (Expense) Income, net

Total other (expense) income, net for the three months ended June 30, 2024 and 2023, was $(16,808) and $(13,765), respectively, decreasing $3,043 or 22.1%. The decrease for the period was primarily driven by the increase in interest expense of $9,381 due to the terms of the debt extension and new debts, this was partially offset by the $3,866 change in fair value on financial liabilities relating to the GSD NJ, LLC (“GSD”) and Sira Naturals, Inc. (“Sira”) earnout adjustment and the $2,862 recognition of a gain resulting from the reclassification of a cultivation facility lease, refer to Note 8, “Right-of-Use Assets and Lease Liabilities” of the interim financial statements for additional information.

Total other (expense) income, net for the six months ended June 30, 2024 and 2023, was $(111,692) and $6,653, respectively, decreasing $118,345 or 1,778.8%. The decrease for the period was primarily driven by the loss on debt extinguishment of $79,172 relating to the debt restructuring, the $23,731 change in the fair value relating to settlement of the GSD and Sira earnouts and a $19,886 increase in interest expense due to the terms of the debt extension and new debts, this was partially offset by the $2,862 recognition of a gain resulting from the reclassification of a cultivation facility lease, refer to Note 8, “Right-of-Use Assets and Lease Liabilities” of the interim financial statements for additional information.

Ayr Wellness Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the Three and Six Months Ended June 30, 2024 and 2023

(Expressed in United States Dollars, in thousands, except where stated otherwise)

Income Taxes

Income tax expense is recognized based on the expected tax payable on the taxable income for the period and the deferred tax, using tax rates enacted at year-end. The deferred tax benefit is mainly driven by changes in the amortization of intangibles.

The internal revenue service has taken the position that cannabis companies are subject to the limitations of Internal Revenue Code (“IRC”) Section 280E, under which such companies are only allowed to deduct expenses directly related to the sales of product. This results in permanent differences between ordinary and necessary business expenses deemed non-allowable under IRC Section 280E and those allowed for financial statement reporting purposes (“book-to-tax” differences). Cannabis companies operating in states that align their tax codes with IRC Section 280E are also unable to deduct ordinary and necessary business expenses for state tax purposes. Ordinary and necessary business expenses deemed non-deductible under IRC Section 280E are treated as permanent book-to-tax differences. Therefore, the effective tax rate on income realized by cannabis companies can be highly variable and may not necessarily correlate with pre-tax income or loss. As of June 30, 2024, the Company recorded an uncertain tax liability totaling $97,649 for uncertain tax positions related to the treatment of certain transactions and deductions under IRC Section 280E based on legal interpretations that challenge the Company’s tax liability under IRC Section 280E; refer to Note 15, “Income Taxes,” in the interim financial statements for additional information. Subsequent to June 30, 2024, the Company received $1,261 in state refunds.

The Company’s quarterly tax provision is calculated under the discrete method which treats the interim period as if it were the annual period and determines the income tax expense or benefit on that basis. The discrete method is applied when application of the estimated annual effective tax rate is impractical because it is not possible to reliably estimate the annual effective tax rate. The Company believes, at this time, the use of this discrete method is more appropriate than the annual effective tax rate method due to the high degree of uncertainty in estimating annual pre-tax income due to the early growth stage of the business.

Total income tax expense for the three months ended June 30, 2024 and 2023, was $14,827 and $12,887, respectively. Total income tax expense for the six months ended June 30, 2024 and 2023, was $26,312 and $24,065, respectively.

Net loss attributable to Ayr Wellness Inc. from continuing operations

Net loss for the three months ended June 30, 2024 and 2023 was $38,758 and $30,492, respectively. The increase was primarily driven by the factors described above.

Net loss for the six months ended June 30, 2024 and 2023 was $144,833 and $39,850, respectively. The increase was primarily driven by the factors described above.

Ayr Wellness Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the Three and Six Months Ended June 30, 2024 and 2023

(Expressed in United States Dollars, in thousands, except where stated otherwise)

Liquidity and Capital Resources as of June 30, 2024

Selected Liquidity and Capital Resource Information

	June 30, 2024	December 31, 2023
	$	$
Cash, cash equivalents and restricted cash	47,483	50,766
Total current assets	188,979	193,220
Total assets	1,436,367	1,459,855
Total current liabilities	108,027	200,478
Total liabilities	865,360	889,203
Total shareholders' equity	571,007	570,652

As of June 30, 2024, the Company had cash, cash equivalents and restricted cash of $47,483 and working capital of $80,952 compared to December 31, 2023, when the Company had cash of $50,766, and negative working capital of $7,258. The overall increase in working capital is primarily due to the decrease of $78,946 in income tax payable based on the Company’s legal interpretations that challenge the Company’s tax liability under IRC Section 280E, resulting in an uncertain tax position liability of $97,649. The Company re-evaluates the long-term classification of the uncertain tax liability with circumstances change, in accordance with ASC Topic 740. Given the uncertainty and the plausibility of expected timing of cash payments to be greater than 12 months, the uncertain tax position liability is currently reflected within non-current liabilities. If circumstances change that would impact the classification of the uncertain tax position liability from non-current to current liabilities, this will result in a decrease in working capital. Refer to the Capital Management section for additional information on the Company’s liquidity plan.

Summary of Future Commitments

Year	Operating leases	Finance leases	Debt	Total
Remainder of 2024	$11,969	$5,638	$6,935	$24,542
2025	15,200	6,768	24,289	46,257
2026	40,171	4,767	357,895	402,833
2027	39,395	3,622	15,071	58,088
2028	39,149	2,784	3,359	45,292
Thereafter :	332,903	6,479	69,838	409,220
Total commitments	$478,787	$30,058	$477,387	$986,232

Employee Retention Credit

In 2023, the Company filed for an Employee Retention Credit (“ERC”) claim amounting to approximately $12,354. During 2023, the Company received notices from the Internal Revenue Service for a total ERC refund of $5,238 and recorded a receivable included as part of prepaid expenses, deposits, and other current assets in the interim balance sheets and other income on the interim statements of operations. In accordance with ASC 958-605, the Company determined that the condition to record a receivable is met when the IRS confirms the claim is valid or the cash is received. Absent of any confirmation, there remains uncertainty as to whether the amounts will be received.

Due to the degree of uncertainty regarding the implementation of the CARES Act and other stimulus legislation and the nature of our business, although the Company expects to receive the remaining ERC, the Company determined that the remaining claim did not yet meet the criteria to record as a receivable as of June 30, 2024.

In May 2024, the Company received partial proceeds relating to its ERC refund in the amount of $2,728.

Ayr Wellness Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the Three and Six Months Ended June 30, 2024 and 2023

(Expressed in United States Dollars, in thousands, except where stated otherwise)

Selected Cash Flow Information

	Six Months Ended
	June 30, 2024	June 30, 2023
	$	$
Cash provided by continuing operations	2,724	2,805
Cash provided by operating activities	2,724	4,985
Cash used in investing activities from continuing operations	(13,475)	(25,076)
Cash used in investing activities	(13,475)	(6,196)
Cash provided by (used in) financing activities by continuing operations	7,468	(19,276)
Cash provided by (used in) financing activities	7,468	(19,399)
Net decrease in cash and cash equivalents and restricted cash	(3,283)	(20,610)
Cash, cash equivalents and restricted cash at beginning of the period	50,766	76,827
Cash included in assets held-for-sale	-	3,813
Cash, cash equivalents and restricted cash at end of the period	47,483	60,030

Operating Activities

Cash provided by operating activities from continuing operations during the six months ended June 30, 2024 and 2023 was $2,724 and $2,805, respectively, a decrease in cash provided by operating activities of $81. The change in trade payables of $11,488 was nearly fully offset by the corresponding change in inventory of $11,248.

Investing Activities

Cash used in investing activities from continuing operations during the six months ended June 30, 2024 and 2023 was $(13,475) and $(25,076), respectively, a decrease of $11,601. The decrease is primarily attributable to a reduction in cash used for business combinations of $4,100, a decrease in the purchase of property, plant, and equipment of $3,517, a decrease in capitalized interest of $2,370 and a decrease in the purchase of intangible assets of $1,500.

Financing Activities

Cash provided by (used in) financing activities from continuing operations during the six months ended June 30, 2024 and 2023 was $7,468 and $(19,276), respectively, an increase of $26,744. The increase is primarily due to an increase from the proceeds of notes payable and financing transactions of $38,309, consisting of proceeds of $40,000 related to the debt restructuring and $8,400 of mortgage upsizing proceeds, offset by the $10,000 mortgage upsizing in the prior year. The increase was partially offset by repayment of debts payable of $2,500 and debt issuance costs paid of $9,096.

Ayr Wellness Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the Three and Six Months Ended June 30, 2024 and 2023

(Expressed in United States Dollars, in thousands, except where stated otherwise)

Capital Management

The Company’s short-term liquidity requirements consist primarily of funds necessary to maintain our operations, repay borrowings and other general business needs. The Company plans to use existing funds, as well as funds from the future sale of products, to fund short-term working capital needs for at least the next 12 months. If these sources of liquidity need to be augmented, additional cash requirements would likely be sought to be financed through additional capital raises. The Company has raised capital through the issuance and/or refinancing of debt, or equity, to meet its needs and take advantage of perceived opportunities, however, there can be no assurance that the Company will be able to continue raising capital in this manner. In addition, further issuances of equity, convertible debt securities, or warrants could result in significant dilution to existing Equity Shares, and any new equity securities issued could have rights, preferences, or privileges superior to the existing Equity Shares. The Company’s long-term liquidity requirements will be affected by its ability to generate positive cash flow from operations and the ability to refinance existing debt on acceptable terms and/or raise equity.

Share Capital

As of June 30, 2024 and December 31, 2023, the Company had share capital of $1,509,610 and $1,370,600, respectively, consisting of additional paid-in capital.

Number of Outstanding Shares

	June 30, 2024	December 31, 2023
Multiple Voting Shares	-	3,696
Subordinate Voting Shares	9,915	9,573
Restricted Voting Shares	9,915	5,876
Limited Voting Shares	84,893	49,125
Exchangeable Shares	9,434	9,645
Treasury Stock	-	(645)
Total number of shares	114,157	77,270

As of June 30, 2024, the Company had 23,033 Equity Shares issuable upon the exercise of warrants of the Company (“Warrants”), 5,201 restricted Exchangeable Share units, of which 1,300 are market and performance based, and 110 Equity Shares issuable upon the exercise of options. As of December 31, 2023, the Company had 2,874 Equity Shares issuable upon the exercise of Warrants, 4,989 restricted Exchangeable Share units, of which 1,300 are market and performance based, and 159 Equity Shares issuable upon the exercise of options. As of May 24, 2024, the 2,874 outstanding Warrants that were issued on May 24, 2019 with a strike price of $9.07 expired. On June 12, 2024, the Company retired 645 of Treasury Shares, constituting all the outstanding Treasury Shares.

Ayr Wellness Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the Three and Six Months Ended June 30, 2024 and 2023

(Expressed in United States Dollars, in thousands, except where stated otherwise)

Off-Balance Sheet Arrangements

As of the date of this filing, the Company does not have any off-balance sheet arrangements, with the exception of the commitments referenced in Note 13 in the interim financial statements, that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company (including, without limitation, such considerations as liquidity and capital resources) that have not previously been discussed.

Subsequent Events

See Note 16 in the interim financial statements for the Company’s disclosures on subsequent events, if any.

Related Party Transactions

See Note 9 in the interim financial statements for the Company’s disclosures on related party transactions.

Significant Accounting Judgments and Estimates

See Note 3.3 in the interim financial statements for the Company’s accounting policies regarding Significant Accounting Judgments and Estimates.

Recent Accounting Pronouncements

See Note 3.5 in the interim financial statements for the Company’s action on recent accounting pronouncements.

Risk Factors

Please refer to the Company’s final prospectus dated April 11, 2024, the Company’s management information circular dated April 26, 2024, and the Annual Information Form dated March 13, 2024, for information on the risk factors to which the Company is subject. In addition, see “Cautionary Note Regarding Forward-Looking Statements” above.

Financial Instruments, Financial Risk Management and Other Instruments

The Company does not utilize financial instruments such as derivatives to manage financial risks. See Note 14 in the interim financial statements for the Company’s financial instruments, financial risks factors, and other instruments.

The Company is exposed to interest rate risk. The Company’s management oversees the management of these risks. The Company’s management is supported by the members that advise on financial risks and the appropriate financial risk governance framework for the Company. The Company’s financial risk activities are governed by appropriate policies and procedures and financial risks are identified, measured, and managed in accordance with Company policies and risk appetite.